UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-35712

Monroe Capital Corporation*
(Exact name of registrant as specified in its charter)

155 North Wacker Drive, 35th Floor
Chicago, Illinois 60606
(312) 258-8300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

Explanatory Note:

*          On April 14, 2026, pursuant to the Agreement and Plan of Merger, dated as of August 7, 2025 (the “Merger Agreement”), by and among Monroe Capital Corporation (the “Company”), Horizon Technology Finance Corporation (“HRZN”), HMMS, Inc., Monroe Capital BDC Advisors, LLC, and Horizon Technology Finance Management LLC, the Company merged, in a multi-step process, with and into HRZN, with HRZN as the surviving corporation, at which time the separate corporate existence of the Company ceased.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Horizon Technology Finance Corporation, on behalf of Monroe Capital Corporation (as successor by merger to Monroe Capital Corporation), has duly caused this certification/notice to be signed on its behalf by the undersigned hereunto duly authorized.

Monroe Capital Corporation, by Horizon Technology Finance Corporation, as its successor by merger

Date:	April 30, 2026	By:	/s/ Michael P. Balkin
Michael P. Balkin, Chief Executive Officer